SAVDEN GROUP CORP.

Griegstrasse, 9 – Nesonova

Stuttgart, Germany 70195

October 5, 2015

Ms. Ji Shin

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: SavDen Group Corp.

       Amendment No. 3 to Registration Statement on Form S-1

       Filed September 18, 2015

       File No. 333-205121

Dear Ms. Shin,

SavDen Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated October 1, 2015 (the "Comment Letter"), with reference to the Company's Amendment No. 3 to registration statement on Form S-1 filed with the Commission on September 18, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Index to Condensed Unaudited Financial Statements

Statements of Operations, page F-12

1. In response to prior comment 2, you confirmed that you received $2,500 as a prepayment for services to be provided in accordance with the signed agreement with Grüne Weltraumtechnik, GmbH. As such, revise your financial statements to present the prepayment as deferred revenue on your balance sheet as of August 31, 2015 until all of the revenue recognition criteria have been met. Alternatively, as previously requested, explain to us how each of the revenue recognition criteria were met as of August 31, 2015 based on the terms of the arrangement. Consistent with your revenue recognition policy, the following four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. Ensure that your response addresses how you determined that delivery has occurred as of August 31, 2015 and what consideration was given to deferring the full price of the arrangement until the service is complete. Refer to SAB Topic 13.A.1. In addition, please revise your disclosures throughout the filing to consistently indicate whether you did or did not generate revenue as of August 31, 2015.

RESPONSE: We have revised our financial statements to present the prepayment as deferred revenue in our balance sheet as of August 31, 2015.

Item 16. Exhibits

Exhibit 23.1

2. Revise to include an updated consent for the use of the report of your independent registered public accounting firm included in the filing. Ensure that the report references the audit report on the financial statements for period from October 2, 2014 (Inception) to May 31, 2015 and refers to the use of the report and the expert reference used in this registration statement. If you continue to state that the unaudited interim financial information has been reviewed and include the related review report, your auditor should acknowledge use of its review report in a letter filed as Exhibit 15 to the registration statement. Refer to Rule 436 of Regulation C.

RESPONSE: We have included an updated consent from our independent registered public accounting firm.

Please direct any further comments or questions you may have to the company at savdengroup@yandex.com

Thank you.

Sincerely,

/S/ Denis Savinskii

Denis Savinskii, President